                                  FORM N-18F-1


                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549



                 NOTIFICATION OF ELECTION PURSUANT TO RULE 18F-1
                    UNDER THE INVESTMENT COMPANY ACT OF 1940

                               MFS SERIES TRUST VI
                            Exact Name of Registrant


                            NOTIFICATION OF ELECTION


         The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.


                                    SIGNATURE


         Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the registrant has caused this notification of election to be duly executed on its behalf in the city of Boston and The Commonwealth of Massachusetts on the 14th day of January, 1997.


                                       Signature:  MFS SERIES TRUST VI



                                       By:      JAMES R. BORDEWICK, JR.
                                                James R. Bordewick, Jr.
                                       (Name of director, trustee or officer
                                        signing on behalf of Registrant)


                                                Assistant Secretary
                                                     (Title)

Attest:  W. THOMAS LONDON
         W. Thomas London
         Treasurer
         MFS Series Trust VI